Filed by Kinder Morgan Energy Partners, L.P.

pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934.

Subject Company:  Copano Energy, L.L.C.

Commission File No.: 001-32329

The following is an excerpt of a presentation made by representatives of Kinder Morgan Energy Partners, L.P. at the Kinder Morgan 2013 analyst conference.  A full copy of the presentation is available at http://www.kindermorgan.com/investor/presentations.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC Kinder Morgan Energy Partners, L.P. (the “Partnership”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction. The Partnership and Copano Energy, L.L.C. (“Copano”) plan to file with the SEC and Copano plans to mail to its unitholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about the Partnership, Copano, the transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by the Partnership and Copano through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of the Partnership or Copano at the following: Partnership Copano Address: 1001 Louisiana Street, Suite 1000 1200 Smith Street, Suite 2300 Houston, Texas 77002 Houston, Texas 77002 Attention: Investor Relations Attention: Investor Relations Phone: (713) 369-9490 (713) 621-9547 E-mail: kmp_ir@kindermorgan.com ir@copano.com PARTICIPANTS IN THE SOLICITATION The Partnership and Copano, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement. Information regarding the directors and executive officers of the Partnership’s general partner and Kinder Morgan Management, LLC, the delegate of the Partnership’s general partner, is contained in the Partnership’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC. Information regarding Copano’s directors and executive officers is contained in Copano’s Form 10-K for the year ended December 31, 2011 and its proxy statement filed on April 5, 2012, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus. SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS Statements in this document regarding the proposed transaction between the Partnership and Copano, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about the Partnership or Copano management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the ability of the Partnership to successfully integrate Copano’s operations and employees and realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; price volatility and market demand for natural gas and natural gas liquids; higher construction costs or project delays due to inflation, limited availability of required resources or the effects of environmental, legal or other uncertainties; the ability of the combined company to continue to obtain new sources of natural gas supply; the impact on volumes and resulting cash flow of technological, economic and other uncertainties inherent in estimating future production, producers’ ability to drill and successfully complete and attract new natural gas supplies and the availability of downstream transportation systems and other facilities for natural gas and NGLs; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in the Partnership’s and Copano’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent quarterly report filed with the SEC. The Partnership and Copano disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. 1

KMP to Purchase Copano for ~$5 Billion Transaction Announced 1/29/2013 KMP yesterday announced a definitive agreement to acquire Copano KMP to acquire all of Copano’s outstanding units 100% unit-for-unit transaction; exchange ratio of 0.4563 KMP units per Copano unit Subject to customary closing conditions, including a vote of the Copano unitholders and regulatory approval Expected to close in 3Q 2013 Represents a premium of 23.5% to Copano’s closing price on 1/29/2013 Immediate and long-term accretion to cash available to KMP unitholders KMI intends to forego $120 million in each of 2014 and 2015, $110 million in 2016 and decreasing by $5 million per year thereafter Modest accretion to KMP in 2013; ~$0.10/unit accretion in 2014 and thereafter Immediately accretive to KMI’s cash available to pay dividends, even after foregoing a portion of the incremental IDR produced by this transaction Increase in KMI’s cash available to pay dividends (net of amounts foregone) expected to be ~$25 million in 2014 growing to $70 million in 2016 Anticipate retaining vast majority of Copano’s 415 employees and Tulsa regional office 2

Copano Acquisition: Strategic Combination Strategic Combination: Complementary assets broaden KMP’s midstream services footprint and provide entry into new production areas Provides gathering, processing, and fractionation growth platform Proven operations team with track record of delivering growth Expertise and best practices to benefit existing KMP midstream assets ~$1 billion backlog of identified growth projects over next three years Strong rich-gas play presence Substantial long-term, fee-based cash flows Copano Overview: Natural gas gathering, intrastate transmission, processing, treating, and NGL fractionation services Operates or owns an interest in: 6,900 miles of pipeline with 2.7 Bcf/d of natural gas throughput capacity 9 processing plants with more than 1 Bcf/d of processing capacity 315 MMcf/d of treating capacity Texas: gathers, transports, processes and fractionates gas from S. Texas (Eagle Ford), N. Texas (Barnett Shale Combo) and the Upper Gulf Coast (Woodbine) Upon close, KMP to own 100% of Eagle Ford Gathering JV Oklahoma: gathers and processes gas in central / eastern Oklahoma (Mississippi Lime and Hunton Dewatering play) Rocky Mountains: gathers and treats gas in NE Wyoming (coal bed methane with potential for Niobrara) 3 Copano Pipelines Copano Processing Plant